UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kun Run Biotechnology, Inc.
File No. 000-53621 - CF#23495

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      Kun Run Biotechnology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.7 to a Form 10-K filed on March 31, 2009, as modified by the same contract refiled with fewer redactions as Exhibit 10.7 to a Form 10-K filed on July 30, 2009.

      Based on representations by Kun Run Biotechnology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.7 to Form 10-K filed on March 31, 2009   through December 31, 2012

as modified by:

Exhibit 10.7 to Form 10-K filed on July 30, 2009   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                               Rolaine S. Bancroft
                               Special Counsel